FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of July 2007
                                  27 July 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1   Press release of British Sky Broadcasting Group plc
                announcing Final Results released on
                27 July 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                Results for the twelve months ended 30 June 2007

   Strong operational and financial performance; 27% increase in the full year dividend

More customers are choosing more of Sky's products than ever before

- Annual new customer additions 1.446 million, growth of 13% on the prior year

-    Annual net customer growth of 406,000 to 8.582 million

-    Record Sky+ growth of 821,000 to 2.374 million, 28% penetration of the base

-    HD customers of 292,000, Sky's fastest take-up for an additional TV product

-    Sky Broadband customers of 716,000

-    Record Sky Talk customer growth of 342,000 to 526,000

-    1,150 exchanges unbundled, 70% coverage of UK households

Strong top-line growth; profits reflect investment for future growth

-    Revenue increased by 10% to GBP4,551 million

-    Underlying gross margin of 63%, up from 61% in the prior year(1)

-    EBITDA of GBP1,007 million despite broadband and telephony investment

- Operating profit of GBP815 million, including losses of GBP169 million from Residential Broadband and GBP23 million from Easynet Enterprise, and an exceptional gain of GBP49 million(2)

- Underlying operating profit increased to GBP958 million, annual growth of 6%

-    Basic EPS of 28.4p (2006: 30.2p) and adjusted EPS of 26.3p (2006: 30.7p)(3)

-    A proposed final  dividend of 8.9 pence  generating a full year dividend of
     15.5 pence, a 27% increase

-----------

(1) Underlying gross margin excludes the impact of Residential Broadband, Easynet Enterprise and the exceptional gain from a third party channel provider of GBP65 million accounted for within programming expenses
(2) Net exceptional gain includes a one-off receipt from a third party channel provider of GBP65 million and GBP16 million for litigation costs
(3) Adjusted EPS excludes mark-to-market in derivative financial instruments that do not qualify for hedge accounting, an exceptional gain of GBP65 million and an exceptional charge of GBP16 million

James Murdoch, Chief Executive said:

"This year has been one of enormous importance and change for us, with the launch of our broadband and talk services transforming our business and our future prospects fundamentally. This expanded product range is now attracting new customers to Sky at a very healthy pace, as well as deepening our relationships with existing customers.

"The team has delivered a strong financial performance whilst building the foundations for future growth. Continued successful execution of our strategy gives us confidence that we are well placed to capitalise on the significant opportunities available to us, and the proposed 27% increase in the full year dividend is a mark of that confidence."

Enquiries:

Analysts/Investors:

Andrew Griffith                             Tel:     020 7705 3118
Robert Kingston                             Tel:     020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Robert Fraser                               Tel:     020 7705 3036

E-mail: corporate.communications@bskyb.com


An    interview    with    Jeremy     Darroch,     CFO,    is    available    on
http://www.sky.com/corporate and on www.cantos.com in video, audio and text.

A conference call for U.K. and European analysts and investors will be held at 8:30 a.m. (BST) today. To register for this, please contact Silvana Marsh at Finsbury on +44 20 7251 3801. A live webcast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Dana Johnston at Taylor Rafferty on +1 212 889 4350. A live webcast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.



Results highlights

All financial results have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including comparatives.



Operational Metrics


                                                              30-Jun-07                    31-Mar-07                 Net additions
---------------------------------------------------------------------------------------------------------------------------------


Total customers (000s)(1)(2)(3)                                   8,582                        8,492                            90
Additional products (000s):
Sky+(4)                                                           2,374                        2,167                           207
Multiroom(5)                                                      1,343                        1,297                            46
HD                                                                  292                          244                            48
Broadband                                                           716                          457                           259
Telephony                                                           526                          355                           171
Other KPI's:
Churn for the quarter (annualised)                                12.1%                        13.7%                             -
ARPU                                                             GBP412                       GBP406                             -
SAC                                                              GBP251                not disclosed                             -
===================================================================================================================================


(1) Includes DTH customers in Republic of Ireland. (497,000 as at 30 June 2007, 427,000 as at 30 June 2006).
(2) DTH subscribers include only primary subscriptions to Sky (no additional Sky+ or Multiroom subscriptions are counted). This does not include Freesat customers who do not subscribe to an additional Sky service or churned customers viewing free-to-air channels.
(3) DTH subscribers include subscribers taking Sky packages via DSL through Tiscali TV.
(4) Sky+ includes HD households.
(5) Multiroom includes households subscribing to more than one set-top-box. (No additional units are counted for the second or any subsequent Multiroom subscriptions within one household).



Financial Summary


                                                                 Year to Jun-07                                     Year to Jun-06
GBP'millions                                            Reported      Exceptional(6)          Adjusted                      Reported
-----------------------------------------------------------------------------------------------------------------------------------

Income statement:
Revenue(7)                                               4,551                   -             4,551                         4,148
Gross Profit                                             3,012                (65)             2,947                         2,549
% Margin                                                 66.2%                   -             64.8%                         61.5%
Operating Profit(8)                                        815                (49)               766                           877
% Margin                                                 17.9%                   -             16.8%                         21.1%
Profit for the year                                        499                (38)               461                           551
Cash flow information:
EBITDA                                                   1,007                (49)               958                         1,017
Cash generated from operations                           1,007                (49)               958                         1,004
Net debt(9)                                            (1,838)                   -           (1,838)                         (761)
===================================================================================================================================



Per share information (pence):                                                        Year to Jun-07                Year to Jun-06
-----------------------------------------------------------------------------------------------------------------------------------
EPS - basic                                                                                    28.4p                         30.2p
EPS - adjusted(10)                                                                             26.3p                         30.7p
===================================================================================================================================

(6) Exceptional items include a one-off receipt from a third party channel provider for GBP65 million,GBP16 million charge for litigation costs and GBP6 million mark-to-market gain on financial derivatives
(7) Revenue includes GBP74 million from Residential Broadband and GBP159 million from Easynet Enterprise
(8) Operating profit includes a net operating loss of GBP169 million from Residential Broadband and GBP23 million from Easynet Enterprise
(9) Cash, cash-equivalents, short-term deposits, borrowings and borrowings related financial instruments
(10) Adjusted EPS excludes mark-to-market in derivative financial instruments that do not qualify for hedge accounting, an exceptional gain of GBP65 million and an exceptional charge of GBP16 million


OVERVIEW

Sky generated growing levels of demand in the twelve months to 30 June 2007 ("the year"), as we continue our evolution from a single product company into a multi-product business. The superior choice, quality and value of our products and services, coupled with the success of our 'See, Speak, Surf' marketing campaign, have combined to attract record customer numbers to our platform. We recorded 1,446,000 new DTH customer additions in the year, the highest since analogue switch-off in 2001, and annual net customer growth of 406,000 leaves us firmly on track to meet our target of 10 million DTH customers in 2010.

One year after becoming carbon neutral Sky's leadership on climate change was recognised with the prestigious Man Group International Climate Change Award at the 2007 Business in the Community Awards.

Our product range has never been stronger, with more customers choosing more products from us than ever before. We had record annual product sales of over four million, an increase of 68% on the prior year. We have also improved the product mix among our existing base with one in three customers now choosing an additional product. Sky+ exceeded its 25% penetration target three years early and we remain on track to achieve our 30% Multiroom penetration target in 2010. Sky HD added 254,000 customers in the year, the fastest take-up of an additional TV product that we have seen.

The successful launch of Sky Broadband and Sky Talk has played an important role in generating these levels of demand. At the end of the year we recorded 716,000 broadband customers and 526,000 telephony customers. We have been encouraged by early customer mix, with 71% of our on-net broadband customers choosing a paid-for product and 93% of customers connected within 11 working days. Our local loop unbundled ("LLU") network covered 70% of UK households, a full six months ahead of plan.

We also saw the first evidence of our investment in broadband and telephony bringing additional operational and financial benefits. This investment has provided us with a further tool to attract new customers, with around a third of our fourth quarter broadband customer additions being new to Sky. Increasing our emphasis on broadband and telephony in acquisition and retention has enabled us to reduce the use of viewing package discounts. Whilst this led to a short term increase in churn, it has improved the long-term health and profitability of our customer base, and contributed to strong ARPU growth. We have seen the benefits of spreading our fixed marketing costs over a larger customer base, with subscriber acquisition costs ("SAC") showing a year-on-year reduction for the first time in three years.

Overall, the considerable broadband investment this year, the benefits of which will be reflected in higher medium term growth and profitability, has had an impact on reported operating profit which was GBP815 million againstGBP877 million in the prior year and has resulted in adjusted earnings per share reducing to 26.3 pence (2006: 30.7 pence). Reflecting strong operational progress and on-track financial performance the Company is proposing a final dividend of 8.9 pence per ordinary share, which, combined with the interim dividend of 6.6 pence per ordinary share, results in total dividend growth of 27%. This represents a payout ratio of 44% of underlying earnings, slightly higher than the 40% which remains the Company's medium term policy.

As previously outlined, 2008 will continue to reflect our investment for future growth with the second year of investment in broadband and telephony scale.

OPERATIONAL REVIEW

In the three months to 30 June 2007 ("the quarter") new DTH customer additions were 349,000, 20% higher than the prior year. Total product sales again exceeded one million with our product range appealing to new and existing customers.
During the quarter 27% of Sky+ additions, 22% of HD additions and 33% of broadband additions were new to Sky.

DTH churn for the quarter (annualised) was 12.1%, a reduction of 1.6 percentage points from the prior quarter. We continued to see the short-term effects from the change to our promotional strategy in November 2006. Excluding extra cancellations as a direct result of this change, we estimate that underlying churn increased by 0.2 percentage points to 10.8% compared with the fourth quarter of the prior year. We have made good progress, although we still expect churn to be affected, albeit on a reduced scale, in the early part of next financial year.

ARPU increased by GBP6 during the quarter, and by GBP21 during the year, to GBP412, reflecting the immediate benefit from a smaller number of offers, contributions from broadband and telephony and increasing product penetration.

After strong net customer growth of 90,000 in the quarter, total DTH customers increased by 141,000 in the second half of the year, an increase of 21% on the second half of 2006. The mix of products and the balance of packages remained strong: Sky+ households increased by 207,000 to 2.374 million, 28% penetration of the base; Multiroom households increased by 46,000 to 1.343 million, 16% of the base; and Sky HD finished the quarter with 292,000 customers. We further enhanced our product offering with the launch of Sky Anytime on TV, an additional service that showcases a selection of the week's programmes on-demand. Anytime on TV is available to all Sky HD customers and to customers with the latest generation Sky+ set-top-box, over 1.5 million customers in total.

Broadband customers increased by 57% in the quarter from 457,000 to 716,000. 81% were on our network. Of these on-net customers, 71% opted for a paid-for package. We had a further 32,000 customers registered to UK Online, Easynet's Residential Broadband service, bringing the total number of broadband customers to 748,000. We achieved our 70% network coverage target six months ahead of plan, with a total of 1,150 exchanges unbundled by the 30 June 2007.

Our Sky Talk customer base increased by 48% to 526,000 in the quarter. The attractiveness of our new packages led to 44% of Sky Broadband customers at the end of June also choosing a Sky Talk package.

During the quarter we continued to invest in, and received strong recognition, for our programming. We recently secured the exclusive TV rights to the upcoming series of the Golden Globe nominated 'Prison Break' and we announced a multi-year agreement with Sony, ensuring that Sky Movies customers will continue to enjoy the best movies from Sony Pictures on TV and via the PC. We received significant third party endorsements for the quality of our programming: Sky One received its first ever BAFTA awards, for 'Ross Kemp on Gangs' and 'Hogfather', whilst Sky News retained its RTS News Channel of the Year title and received the Broadcast Digital Award for Best News Channel of Year.

Sky is also announcing today (27 July 2007) a joint venture partnership with Sony Computer Entertainment Europe (SCEE) to offer the more than 2 million PSP(TM) (PlayStation(R) Portable) owners in the UK and Ireland the opportunity to turn their devices into personalised on-demand video libraries. The new service, due to launch in early 2008, will be the first official PSP video download service anywhere in Europe. It will offer programming spanning sports, entertainment, movies, music and animation from both Sky and 3rd party channel partners. Video will be downloadable to PSPs either wirelessly or through a connection to a host PC.

FINANCIAL SUMMARY

The  financial   performance  in  the  year   reflected  a  strong   operational
performance, investment for future growth and the impact of net exceptional items. Group revenue of GBP4,551 million included GBP74 million from Residential Broadband and GBP159 million from Easynet Enterprise. Group operating profit of GBP815 million included net operating losses of GBP169 million from Residential Broadband,GBP23 million of losses from Easynet Enterprise and a net exceptional gain of GBP49 million.

Excluding Residential Broadband, Easynet Enterprise and exceptional items, underlying operating profit was GBP958 million, an increase of 6% on the prior year.

Residential Broadband operating losses of GBP169 million were in line with our expectations, comprising revenue of GBP74 million and operating costs of GBP243 million. Of these costs,GBP50 million were included in marketing;GBP63 million in subscriber management;GBP108 million in transmission; and GBP22 million in administration. Easynet Enterprise operating losses of GBP23 million comprised revenue of GBP159 million and operating costs of GBP182 million,GBP4 million of which were included in marketing;GBP17 million in subscriber management; GBP116 million in transmission; and GBP45 million in administration.

Revenue

Group  revenue   increased  by  10%  on  the  prior  year  to  GBP4,551  million
(2006:GBP4,148 million), despite the advertising sector downturn and a fall in wholesale subscription revenue.

Retail subscription revenue increased by 8% on the comparable period to GBP3,406 million (2006:GBP3,157 million). Excluding GBP70 million from Residential Broadband and Easynet Enterprise, underlying growth in retail subscription revenue was primarily driven by a 5% increase in the average number of DTH customers. ARPU saw further acceleration in the fourth quarter to GBP412, benefiting from the changes made to our promotional strategy part-way through the second quarter and increasing additional product penetration.

Wholesale subscription revenue fell by GBP16 million to GBP208 million, with lower premium channel take-up among cable TV subscribers and the impact from the expiry and (non-renewal) of the contract to supply Sky's basic channels to Virgin Media. During the year we concluded wholesale agreements with Tiscali TV and a number of regional cable operators as we sought to widen the distribution of our channels.

Advertising revenue increased by 3% to GBP352 million, despite continued contraction of the TV advertising sector and the expiry and (non-renewal) of the contract to supply Sky's basic channels to Virgin Media. We continued to outperform the TV advertising sector, with our share increasing from an average of 13% in the twelve months to June 2006 to 14% in the twelve months to June 2007.

Wholesale subscription and advertising revenues continue to be impacted by the expiry and non-renewal of the basic channels carriage agreement with Virgin Media. As previously announced, we estimate that this will adversely impact operating profit by around GBP15 million, should the channels remain off their platform for the entirety of the first quarter of financial year 2008.

Sky Bet revenue was GBP47 million, an increase of 27% on the prior year, benefiting from five months of consolidation of 365 Media Group plc ("365 Media") and good growth in internet sports betting and TV games.

Installation, hardware and service revenue increased by 62%, from GBP131 million to GBP212 million. This reflects strong gross additions and customer upgrades, a higher proportion of premium priced hardware sales and a new contribution from Residential Broadband sales.

Other revenue was GBP326 million (2006:GBP257 million) with the majority of the increase driven by the full inclusion of Easynet Enterprise revenue for the year of GBP155 million. On an underlying basis, other revenues declined slightly, with reductions in Sky Active offsetting growth in website revenues.

Gross margin

Reported programming costs were GBP1,539 million, including an exceptional credit of GBP65 million from a third party channel provider. Underlying programming costs, excluding this exceptional gain, increased by GBP5 million on the prior year as major investment in sports rights was offset by savings and efficiencies in the other areas. This, together with good revenue growth, enabled us to expand gross margin further which, excluding the impacts of Residential Broadband, Easynet Enterprise and the exceptional gain, increased by two percentage points to 63%.

Sports costs increased by GBP76 million to GBP842 million, principally behind one-off events such as the Ryder Cup and the Cricket World Cup, together with the first full season of domestic cricket. We continue to expect sports costs for the 2008 financial year to increase by around GBP90 million following the start of the new FAPL contract.

Movie costs for the year were GBP285 million, a saving of GBP25 million on the prior year and the lowest absolute cost for seven years, as we continue to benefit from favourable contract renewals. There was also a foreign exchange benefit of GBP10 million from a more favourable average exchange rate at which US dollars were purchased.

News and Entertainment costs were GBP184 million. The annual reduction of GBP16 million was due to a play-out of older stock in the prior year. As previously outlined, we will continue to develop Sky One and invest in high quality, must-see content in line with our programming strategy.

Excluding the exceptional receipt from a third party channel provider, third party channel costs fell by GBP30 million to GBP293 million. A 5% increase in the average number of DTH customers was more than offset by favourable contract renegotiations which resulted in a 13% reduction in the average cost per subscriber to GBP2.92 per month.

Other operating costs

Operating costs, excluding programming, increased by GBP525 million on the prior year to GBP2,197 million, reflecting two main factors. Firstly, the strong demand we are seeing for our entire product range, with strong new DTH customer additions, record annual Sky+ growth and further Multiroom and HD penetration. Second, other operating costs are impacted by our investment for future growth, which reflects the roll-out costs of Sky Broadband and Sky Talk, consolidation of Easynet Enterprise and expenditure related to infrastructure, broadcast facilities and the contact centre.

Marketing costs were GBP734 million, an increase of GBP112 million on the prior year which included a GBP49 million increase relating to Residential Broadband and GBP2 million relating to Easynet Enterprise. Marketing costs relating to new customers grew by GBP16 million to GBP316 million, reflecting the 13% annual increase in new DTH sales offset by lower SAC, which fell by GBP10 on the prior year toGBP251. The accelerating volumes of existing customer upgrades to Sky+, Multiroom and HD resulted in a GBP5 million increase in investment to GBP81 million. Above-the-line costs rose by GBP21 million to GBP96 million, reflecting the successful launch of the 'See, Speak, Surf' campaign and our belief that increased brand investment benefits the long term durability of the business. Retention and other marketing increased by GBP19 million to GBP187 million, predominantly due to further investment in our segmentation database and an increase in online marketing costs.

Subscriber management costs were GBP618 million, an increase of GBP150 million on the prior year which included GBP60 million relating to Residential Broadband and GBP8 million relating to Easynet Enterprise. The remaining increase related to installation, hardware and service costs, although these are offset by their associated revenues, higher contact centre costs and depreciation relating to the implementation of new CRM systems.

Transmission costs of GBP402 million and administration costs of GBP443 million increased by GBP168 million andGBP95 million respectively, principally due to the inclusion of an additionalGBP199 million of Residential Broadband and Easynet Enterprise costs, an exceptional administration expense of GBP16 million relating to our legal claim against EDS, and increased depreciation of GBP15 million as a result of greater investment in IS infrastructure.

Profit

Reported operating profit of GBP815 million (2006:GBP877 million) included a net exceptional gain of GBP49 million, Residential Broadband losses of GBP169 million and Easynet Enterprise losses of GBP23 million. Excluding Residential Broadband, Easynet Enterprise and exceptional items, operating profit was GBP958 million, an increase of 6% on the prior year. Underlying operating profit margin was in line with the prior year at 22%, despite higher investment.

After the Group's share of operating profits from joint ventures of GBP12 million (2006:GBP12 million) and a net interest charge of GBP103 million (2006:GBP91 million), which included a positiveGBP6 million mark-to-market movement (2006:GBP14 million loss) on the value of non-IFRS hedge accounted derivatives and GBP13 million dividends declared by ITV plc during the year, the Group made a profit before tax in the year of GBP724 million (2006: GBP798 million).

The total tax charge for the year was GBP225 million (2006:GBP247 million), at an effective rate of 31% (2006: 31%).

Earnings

The Group's profit for the year was GBP499 million (2006:GBP551 million), generating basic earnings per share of 28.4 pence (2006: 30.2p). Adjusted profit for the period was GBP461 million (2006: GBP561 million), generating adjusted earnings per share of 26.3 pence compared to 30.7 pence in the prior year. The share buyback programme resulted in the number of shares outstanding reducing in the year by 2% to 1,753 million at 30 June 2007 (2006: 1,791 million).

Exceptional items

The Group reported a net exceptional gain of GBP49 million within operating profit, consisting of two items. Included within third party costs is a GBP65 million credit resulting from the payment relating to a proportion of the value of certain third party channels. Partially offsetting this was a charge of GBP16 million recorded within administration expenses relating to the legal costs of the Group's claim against EDS, which provided services to the Group as part of the Group's investment in CRM systems software and infrastructure. We currently expect to incur further costs of aroundGBP12 million in respect of this claim during the next financial year, which will be recognised as an exceptional cost.

Cash flow

The cash flow performance of the business demonstrated continuing strong cash conversion. Cash inflow from operations, including exceptional items, of GBP1,007 million (2006:GBP1,004 million) was slightly ahead of the prior year despite our investment in broadband and telephony.

The Group generated EBITDA of GBP1,007 million (2006:GBP1,017 million). Excluding operating losses from Residential Broadband, Easynet Enterprise and exceptional items, EBITDA increased by 8% to GBP1,111 million (2006:GBP1,027 million). Following a zero working capital movement during the year (2006:GBP13 million outflow), the Group's cash inflow from operations was alsoGBP1,007 million. After capital expenditure of GBP356 million, cash taxes of GBP128 million, net interest payable of GBP108 million and net proceeds from joint ventures of GBP6 million, the Group generatedGBP421 million of free cash flow (2006: GBP563 million). A total of GBP447 million was returned to shareholders through a combination of the ordinary dividend and share buyback programme, and the net cash outflow for acquisitions, relating to the investment in ITV and the acquisitions of You Me TV and 365 Media, was GBP1,051 million. After the inclusion of share purchases and proceeds in respect of share options and the revaluation of long term borrowings and borrowing related financial derivatives, net debt increased by GBP1,077 million to GBP1,838 million.

The  Group   continued  to  make  progress  on  its  capital   expenditure   and
infrastructure programme. Total capital expenditure for the year was GBP356 million, of whichGBP160 million related to the network investment and unbundling of exchanges resulting from the roll out of Residential Broadband. The remaining GBP196 million related to Easynet Enterprise, IS infrastructure, broadcast infrastructure, property and business continuity projects and the development of new products and services. We continue to expect capital expenditure relating to the roll out of Residential Broadband to be aroundGBP250 million over the two financial years to 2008, in line with our plans.

DISTRIBUTIONS TO SHAREHOLDERS

The Directors are proposing a final dividend for 2007 of 8.9 pence per share, which, combined with the interim dividend of 6.6 pence per ordinary share, will result in total dividend growth of 27% on the prior year. This represents a payout ratio of approximately 60% of earnings on a reported basis and 44% on an underlying basis, excluding the Residential Broadband investment and Easynet Enterprise. The Group's dividend per share has grown by a total of over 70% in the last two years, demonstrating the Board's commitment to use ordinary dividend policy as a way of providing shareholder returns.

The ex-dividend date will be 24 October 2007 and, subject to shareholder approval at the Annual General Meeting to be held on 2 November 2007, the final dividend will be paid on 16 November 2007 to shareholders appearing on the register at the close of business on 26 October 2007.

CORPORATE

On 14 May 2007 the Group announced a placement with institutional investors, which raised net proceeds of approximately GBP300 million, from the issuance of guaranteed notes maturing in 2027 pursuant to its EMTN Programme. The issuer was British Sky Broadcasting Group plc and the notes were guaranteed by certain key subsidiaries, including British Sky Broadcasting Limited and Sky Subscribers Services Limited.

CORPORATE RESPONSIBILITY

During the quarter  Sky  celebrated  its first  anniversary  of becoming  carbon neutral. One of Sky's commitments to carbon neutrality has been to continue reducing the energy consumption of its products. Sky has continued the roll out of its Auto Standby function, helping customers to reduce their household energy bills by automatically putting inactive Sky HD and Sky+ boxes to sleep overnight. Auto Standby has now been introduced to more than 1.6 million customers' boxes. Sky was recognised with the prestigious Man Group International Climate Change Award at the 2007 Business in the Community Awards, presented by HRH the Prince of Wales and the former Vice President Al Gore.

Sky put out a call for entries to become its next major charity partner, emphasising the opportunity for the winning charity to reach one in three homes in the UK. The Group was also highly commended for its contribution to raising achievement in young people in the UK through its community initiatives such as Sky Living for Sport and Reach for the Sky.

Sky Arts also launched its broadcast sponsorship of the Guardian Hay Festival. The festival received national coverage with the channel's "Hay on Sky" daily broadcast. During the 10 days of the event Sky exhibited 'The Lower Carbon Lifestyle Home' which gave visitors tips on how to reduce carbon emissions at home.




Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Annual Report for the year ended 30 June 2007. Copies of the Annual Report are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Appendix 1 - TV Customer and Market Data


                                                          Fourth quarter as at   Third quarter as at 31    Fourth quarter as at
                                                                  30 June 2007               March 2007            30 June 2006

DTH homes (1),(2), (3)                                               8,582,000                8,492,000               8,176,000

Total TV homes in the U.K. and Ireland(4)                           26,922,000               26,837,000              26,684,000

DTH homes as a percentage of                                               32%                      32%                     31%
total U.K. and Ireland TV homes

Cable - U.K.                                                         3,411,000                3,406,000               3,294,000
Cable - Ireland                                                        593,000                  596,000                 604,000
Total pay TV homes                                                  12,586,000               12,494,000              12,074,000
Total pay TV homes as a percentage of total U.K. and                       47%                      47%                     45%
Ireland TV homes

Sky+ homes                                                           2,374,000                2,167,000               1,553,000

Multiroom homes(5)                                                   1,343,000                1,297,000               1,047,000

HD homes                                                               292,000                  244,000                  38,000

DTT - U.K.(6)                                                        9,811,000                9,233,000               7,326,000


(1)  Includes  DTH  customers  in Republic of Ireland of 497,000,  as at 30 June
2007.

(2) DTH customers include only primary subscriptions to Sky (no additional Sky+ or Multiroom subscriptions are counted). This does not include Freesat customers who do not subscribe to an additional Sky service or churned customers viewing free-to-air channels.
(3) DTH homes include customers taking Sky packages via DSL through Tiscali TV.
(4) Total U.K. homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 30 June 2007). Total Ireland homes estimated by Nielsen Media Research as at July 2007.
(5) Multiroom includes households subscribing to more than one set-top-box. (No additional units are counted for the second or any subsequent Multiroom subscriptions.)
(6) DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 30 June 2007). These include Sky or Cable homes that already take multi-channel TV.





Appendix 2 - Glossary


-------------------------------------------------------------------------------------------------------------------------------
Useful definitions                                        Description
-------------------------------------------------------------------------------------------------------------------------------

Adjusted profit for the year                              Profit for the year adjusted to remove mark-to-market movements in derivative financial instruments that do not qualify for hedge accounting, exceptional items and any changes in the estimate of recoverable tax assets in respect of prior years.
-------------------------------------------------------------------------------------------------------------------------------
Adjusted earnings per share                               Adjusted profit divided by the weighted average number of ordinary shares during the year.
-------------------------------------------------------------------------------------------------------------------------------
ARPU                                                      Average Revenue Per User: the amount spent by the Group's
                                                          residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.
-------------------------------------------------------------------------------------------------------------------------------
Churn                                                     The rate at which subscribers relinquish their subscriptions, expressed as a percentage of total subscribers.
-------------------------------------------------------------------------------------------------------------------------------
Customer                                                  A subscriber to a DTH service.
-------------------------------------------------------------------------------------------------------------------------------
DTH                                                       Direct to home:  the transmission of satellite services with a reception through a mini-dish.
-------------------------------------------------------------------------------------------------------------------------------
EBITDA                                                    Earnings before interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets.
-------------------------------------------------------------------------------------------------------------------------------
Gross margin                                              Revenue less programming costs as a proportion of revenue.
-------------------------------------------------------------------------------------------------------------------------------
HD                                                        High Definition.
-------------------------------------------------------------------------------------------------------------------------------
Multiroom                                                 Installation of one or more additional Set-top-boxes in the household of an existing DTH subscriber.
-------------------------------------------------------------------------------------------------------------------------------
Net debt                                                  Cash, cash-equivalents, short-term deposits, borrowings and borrowings-related derivative financial instruments.
-------------------------------------------------------------------------------------------------------------------------------
On-net                                                    Customers subscribing to our unbundled broadband product.
-------------------------------------------------------------------------------------------------------------------------------
Product                                                   Any service chosen by a customer:  these include DTH, Sky+,
                                                          Multiroom, Sky HD, Sky Broadband and Sky Talk.
-------------------------------------------------------------------------------------------------------------------------------
Sale                                                      A sale is a gross addition of any product.
-------------------------------------------------------------------------------------------------------------------------------
Set-top-box                                               Digital satellite reception equipment.
-------------------------------------------------------------------------------------------------------------------------------
Sky+                                                      Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder.
-------------------------------------------------------------------------------------------------------------------------------
Underlying                                                Excluding contribution from Sky Broadband and Easynet Enterprise and net exceptional amounts.
-------------------------------------------------------------------------------------------------------------------------------
Viewing share                                             Number of people viewing a channel as a percentage of total viewing audience.
-------------------------------------------------------------------------------------------------------------------------------





Consolidated financial statements

Consolidated Income Statement for the year ended 30 June 2007



                                                                                                         2007      2006
                                                                                Notes                    GBPm      GBPm
------------------------------------------------------------------------------------------------------------------------------


Revenue                                                                               1                 4,551    4,148
Operating expense                                                                     2               (3,736)   (3,271)
Operating profit                                                                                          815      877
------------------------------------------------------------------------------------------------------------------------------

Share of results of joint ventures and associates                                    10                    12       12
Investment income                                                                     3                    46       52
Finance costs                                                                         3                 (149)     (143)
Profit before tax                                                                                         724      798
------------------------------------------------------------------------------------------------------------------------------

Taxation                                                                              4                 (225)     (247)
Profit for the year                                                                                       499      551
------------------------------------------------------------------------------------------------------------------------------

Earnings per share from profit for the year (in pence)
Basic                                                                                 5                 28.4p    30.2p
Diluted                                                                               5                 28.2p    30.1p

 ----------------------------------------------------------------------------------------------------------------------------
!                                                                                                                            !
!Adjusted earnings per share from profit for the year (in pence)                                                             !
!Basic                                                                                 5                 26.3p    30.7p      !
!Diluted                                                                               5                 26.1p    30.6p      !
 ----------------------------------------------------------------------------------------------------------------------------






Consolidated Income Statement for the quarter ended 30 June 2007



                                                                                                         2007                2006
                                                                                                 Three months        Three months
                                                                                                        ended               ended
                                                                                                      30 June            30 June
                                                                                                         GBPm               GBPm
                                                                                                  (unaudited)         (unaudited)
--------------------------------------------------------------------------------------------------------------------------------


Revenue                                                                                                 1,175              1,069
Operating expense                                                                                       (973)              (852)

--------------------------------------------------------------------------------------------------------------------------------

EBITDA                                                                                                    257                261
Depreciation and amortisation                                                                            (55)               (44)
--------------------------------------------------------------------------------------------------------------------------------

Operating profit                                                                                          202               217
--------------------------------------------------------------------------------------------------------------------------------

Share of results of joint ventures and associates                                                           3                 3
Investment income                                                                                           4                15
Finance costs                                                                                            (41)              (46)
Profit before tax                                                                                         168               189
--------------------------------------------------------------------------------------------------------------------------------

Taxation                                                                                                 (57)              (63)
Profit for the quarter                                                                                    111               126
--------------------------------------------------------------------------------------------------------------------------------

Earnings per share from profit for the quarter (in pence)
Basic                                                                                                    6.4p               7.0p
Diluted                                                                                                  6.3p               7.0p
--------------------------------------------------------------------------------------------------------------------------------



Consolidated Statement of Recognised Income and Expense for the year ended 30 June 2007


                                                                                                         2007              2006
                                                                                                         GBPm               GBPm
--------------------------------------------------------------------------------------------------------------------------------

Profit for the year                                                                                       499                551

Loss on available-for-sale investments                                                                  (151)                  -

Net movements in hedging reserve
Cash flow hedges                                                                                           39               (54)
Tax on cash flow hedges                                                                                  (12)                 16
                                                                                                           27               (38)

Net losses recognised directly in equity                                                                (124)               (38)
--------------------------------------------------------------------------------------------------------------------------------

Total recognised income and expense for the year                                                          375               513
--------------------------------------------------------------------------------------------------------------------------------






Consolidated Balance Sheet as at 30 June 2007



                                                                                                          2007             2006
                                                                                   Notes                   GBPm            GBPm
--------------------------------------------------------------------------------------------------------------------------------

Non-current assets
Goodwill                                                                                7                   741             637
Intangible assets                                                                       8                   261             218
Property, plant and equipment                                                           9                   670             519
Investments in joint ventures and associates                                           10                    34              28
Available-for-sale investments                                                         11                   797               2
Deferred tax assets                                                                    12                    54             100
                                                                                                          2,557           1,504
--------------------------------------------------------------------------------------------------------------------------------

Current assets
Inventories                                                                            13                   384             324
Trade and other receivables                                                            14                   524             489
Short-term deposits                                                                                          15             647
Cash and cash equivalents                                                                                   435             816
Derivative financial assets                                                                                   5               7
                                                                                                          1,363           2,283
--------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                                              3,920           3,787
--------------------------------------------------------------------------------------------------------------------------------

Current liabilities
Borrowings                                                                             17                    16             163
Trade and other payables                                                               15                 1,295           1,247
Current tax liabilities                                                                                     144              82
Provisions                                                                             16                     8               6
Derivative financial liabilities                                                                             36              49
                                                                                                          1,499           1,547
--------------------------------------------------------------------------------------------------------------------------------

Non-current liabilities
Borrowings                                                                             17                 2,014           1,825
Other payables                                                                         17                    84              66
Provisions                                                                             16                    18              19
Derivative financial liabilities                                                                            258             209
                                                                                                          2,374           2,119
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                         3,873           3,666
--------------------------------------------------------------------------------------------------------------------------------

Shareholders' equity                                                                   19                    47             121
--------------------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                                                3,920           3,787
--------------------------------------------------------------------------------------------------------------------------------





Consolidated Cash Flow Statement for the year ended 30 June 2007


                                                                                                          2007              2006
                                                                                                          GBPm              GBPm
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Cash generated from operations                                                                           1,007            1,004
Interest received                                                                                           46               43
Taxation paid                                                                                            (128)            (172)
Net cash from operating activities                                                                         925              875
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
Dividends received from joint ventures and associates                                                        9                7
Net funding to joint ventures and associates                                                               (3)              (2)
Purchase of property, plant and equipment                                                                (292)            (169)
Purchase of intangible assets                                                                             (64)             (43)
Purchase of available-for-sale investments                                                               (947)                -
Purchase of subsidiaries (net of cash and cash equivalents purchased)                                    (104)            (209)
Decrease (increase) in short-term deposits                                                                 632            (453)
Net cash used in investing activities                                                                    (769)            (869)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
Proceeds from borrowings                                                                                   295            1,014
Repayment of borrowings                                                                                  (192)                -
Proceeds from disposal of shares in Employee Share Ownership  Plan ("ESOP")                                 37               13
Purchase of own shares for ESOP                                                                           (76)             (17)
Purchase of own shares for cancellation                                                                  (214)            (408)
Interest paid                                                                                            (154)            (105)
Dividends paid to shareholders                                                                           (233)            (191)
Net cash (used in) from financing activities                                                             (537)              306
--------------------------------------------------------------------------------------------------------------------------------

Effect of foreign exchange rate movements                                                                    -                1

Net (decrease) increase in cash and cash equivalents                                                     (381)              313
--------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at the beginning of the year                                                     816              503

Cash and cash equivalents at the end of the year                                                           435              816
--------------------------------------------------------------------------------------------------------------------------------






Notes to the consolidated financial statements

The financial information set out in this preliminary announcement does not constitute statutory financial statements for the years ended 30 June 2007 or 2006, for the purpose of the Companies Act 1985, but it is derived from those financial statements. Statutory financial statements for 2006 have been filed with the Registrar of Companies and those for 2007 will be filed prior to the Group's next annual general meeting. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) of the Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union ("IFRS"), this announcement does not itself contain sufficient information to comply with IFRS. The accounting policies applied in preparing this financial information are consistent with the Group's financial statements for the year ended 30 June 2006, with the exception of a new accounting policy relating to derivatives that qualify for fair value hedge accounting.


1. Revenue


                                                                                                    2007      2006
                                                                                                    GBPm      GBPm
--------------------------------------------------------------------------------------------------------------------------------

Retail subscription                                                                                3,406    3,157
Wholesale subscription                                                                               208      224
Advertising                                                                                          352      342
Sky Bet                                                                                               47       37
Installation, hardware and service                                                                   212      131
Other                                                                                                326      257
                                                                                                   4,551    4,148
--------------------------------------------------------------------------------------------------------------------------------

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Other revenue now principally includes income from Sky Active, Sky Card, Sky Mobile TV, technical platform services and Easynet Enterprise.


2. Operating expense


                                                                                                   2007      2006
                                                                                                   GBPm      GBPm
--------------------------------------------------------------------------------------------------------------------------------

Programming(i)                                                                                     1,539    1,599
Transmission and related functions                                                                   402      234
Marketing                                                                                            734      622
Subscriber management                                                                                618      468
Administration(ii)                                                                                   443      348
                                                                                                   3,736    3,271
--------------------------------------------------------------------------------------------------------------------------------

(i) In the year ended 30 June 2007, the Group recognised a GBP65 million credit, arising from certain contractual rights under one of the Group's channel distribution agreements. This item was previously disclosed as a contingent asset in the Group's June 2006 consolidated financial statements.

(ii) In the year ended 30 June 2007, the Group recognised a GBP16 million expense relating to the legal costs incurred to date on the Group's claim against EDS (the information and technology solutions provider).









3. Investment income and finance costs



                                                                                                              2007       2006
                                                                                                              GBPm       GBPm
--------------------------------------------------------------------------------------------------------------------------------

Investment income
Cash, cash equivalents and short-term deposits                                                                  33         52
Dividends receivable from available-for-sale investments                                                        13          -
                                                                                                                46         52
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                              2007       2006
                                                                                                              GBPm       GBPm
--------------------------------------------------------------------------------------------------------------------------------

Finance costs
- Interest payable and similar charges
GBP1 billion Revolving Credit Facility                                                                        (12)        (2)
Guaranteed Notes                                                                                             (135)       (123)
Finance lease interest                                                                                         (8)         (4)
                                                                                                             (155)       (129)
--------------------------------------------------------------------------------------------------------------------------------

- Other finance income (expense)
Remeasurement of borrowings and borrowings-related derivative financial instruments (i)                          -        (10)
Remeasurement of programming-related derivative financial instruments (i)                                        6         (4)
                                                                                                                 6        (14)
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                             (149)      (143)
--------------------------------------------------------------------------------------------------------------------------------

(i) Not qualifying for hedge accounting

4. Taxation

Taxation recognised in the income statement

                                                                                                             2007       2006
                                                                                                             GBPm       GBPm
--------------------------------------------------------------------------------------------------------------------------------

Current tax expense
Current year                                                                                                   204       147
Adjustment in respect of prior years                                                                          (15)       (6)
Total current tax charge                                                                                       189       141
--------------------------------------------------------------------------------------------------------------------------------

Deferred tax expense
Origination and reversal of temporary differences                                                               22      106
Adjustment in respect of prior years                                                                            14        -
Total deferred tax charge                                                                                       36      106
--------------------------------------------------------------------------------------------------------------------------------

Taxation                                                                                                       225      247
--------------------------------------------------------------------------------------------------------------------------------





5. Earnings per share

The weighted average number of shares for the year was:

                                                                                                             2007        2006
                                                                                                      Millions of Millions of
                                                                                                           shares      shares
--------------------------------------------------------------------------------------------------------------------------------

Ordinary shares                                                                                              1,759     1,830
ESOP trust ordinary shares                                                                                     (4)        (3)
Basic shares                                                                                                 1,755     1,827
--------------------------------------------------------------------------------------------------------------------------------

Dilutive ordinary shares from share options                                                                     12         5
Diluted shares                                                                                               1,767     1,832
--------------------------------------------------------------------------------------------------------------------------------


Basic and diluted earnings per share are calculated by dividing profit for the year into the weighted average number of shares for the year. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

                                                                                                             2007       2006
                                                                                                             GBPm       GBPm
--------------------------------------------------------------------------------------------------------------------------------

Reconciliation of profit for the year to adjusted profit for the year
Profit for the year                                                                                            499       551
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)                    (6)        14
Amount receivable from channel distribution agreement (note 2)                                                (65)         -
Legal costs relating to claim against EDS (note 2)                                                              16         -
Tax effect of above items                                                                                       17       (4)
Adjusted profit for the year                                                                                   461        561
--------------------------------------------------------------------------------------------------------------------------------



                                                                                                              2007         2006
                                                                                                             pence        pence
--------------------------------------------------------------------------------------------------------------------------------

Earnings per share from profit for the year
Basic                                                                                                        28.4p         30.2p
Diluted                                                                                                      28.2p         30.1p

Adjusted earnings per share from profit for the year
Basic                                                                                                        26.3p         30.7p
Diluted                                                                                                      26.1p         30.6p
--------------------------------------------------------------------------------------------------------------------------------


6. Dividends


                                                                                                             2007         2006
                                                                                                             GBPm         GBPm
--------------------------------------------------------------------------------------------------------------------------------

Dividends declared and paid during the year
2005 Final dividend paid: 5.00p per ordinary share                                                               -          92
2006 Interim dividend paid: 5.50p per ordinary share                                                             -          99
2006 Final dividend paid: 6.70p per ordinary share                                                             117           -
2007 Interim dividend paid: 6.60p per ordinary share                                                           116           -
                                                                                                               233         191
--------------------------------------------------------------------------------------------------------------------------------

The 2007 final dividend proposed is 8.9p per ordinary share being GBP155 million. The dividend was proposed after the balance date and is therefore not recognised as a liability as at 30 June 2007.



7. Goodwill


                                                                                                                           Total
                                                                                                                            GBPm
--------------------------------------------------------------------------------------------------------------------------------

Carrying value
At 1 July 2005                                                                                                              417
Purchase of Easynet Group Limited                                                                                           216
Other purchases                                                                                                                4
At 30 June 2006                                                                                                              637
--------------------------------------------------------------------------------------------------------------------------------
Purchase of 365 Media Group Plc                                                                                               77
Other purchases                                                                                                               27
At 30 June 2007                                                                                                              741
--------------------------------------------------------------------------------------------------------------------------------


8. Intangible assets



                                                             Internally             Other       Other intangible
                                                              generated        intangible         assets not yet
                                                      intangible assets            assets      available for use          Total
                                                                   GBPm              GBPm                   GBPm           GBPm
--------------------------------------------------------------------------------------------------------------------------------

Cost
At 30 June 2006                                                       34               327                    30             391
Additions from business combinations                                   -                24                     -              24
Other additions                                                       28                41                    22              91
Disposals                                                              -              (51)                     -            (51)
At 30 June 2007                                                       62               341                    52             455
--------------------------------------------------------------------------------------------------------------------------------

Amortisation
At 30 June 2006                                                       16               157                     -             173
Amortisation for the year                                              9                63                     -              72
Disposals                                                              -              (51)                     -            (51)
At 30 June 2007                                                       25               169                     -             194
--------------------------------------------------------------------------------------------------------------------------------

Carrying amounts
At 30 June 2006                                                       18               170                    30             218
At 30 June 2007                                                       37               172                    52             261
--------------------------------------------------------------------------------------------------------------------------------





9. Property, plant and equipment


                                                     Land and                           Equipment,    Assets not yet
                                                     freehold          Leasehold     furniture and     available for
                                                    buildings       improvements          fittings               use       Total
                                                         GBPm               GBPm              GBPm              GBPm        GBPm
--------------------------------------------------------------------------------------------------------------------------------

Cost
At 30 June 2006                                            115                53                591                50        809
Additions from business combination                          -                 -                  1                 -          1
Other additions                                              5                 6                232                27        270
Disposals                                                  (1)              (19)               (93)                 -      (113)
Transfers                                                 (14)                24                 30              (40)          -
At 30 June 2007                                            105                64                761                37        967
--------------------------------------------------------------------------------------------------------------------------------

Depreciation
At 30 June 2006                                             13                34                243                 -        290
Depreciation                                                 5                 4                111                 -        120
Disposals                                                  (1)              (19)               (93)                 -      (113)
At 30 June 2007                                             17                19                261                 -        297
--------------------------------------------------------------------------------------------------------------------------------

Carrying amounts
At 30 June 2006                                            102                19                348                50        519
At 30 June 2007                                             88                45                500                37        670
--------------------------------------------------------------------------------------------------------------------------------


10. Investments in joint ventures and associates

The movement in joint ventures and associates during the year was as follows:


                                                                                                         2007      2006
                                                                                                         GBPm      GBPm
--------------------------------------------------------------------------------------------------------------------------------

Beginning of year
- Share of net assets                                                                                      28       23
--------------------------------------------------------------------------------------------------------------------------------

Movement in net assets
- Funding, net of repayments                                                                                3        2
- Dividends received                                                                                      (9)      (7)
- Share of profits                                                                                         12       12
Transfers to subsidiaries                                                                                   -      (1)
Movement in other payables                                                                                  -      (1)

--------------------------------------------------------------------------------------------------------------------------------
End of year
- Share of net assets                                                                                      34       28
--------------------------------------------------------------------------------------------------------------------------------


11. Available-for-sale investments

                                                                                                         2007    2006
                                                                                                         GBPm     GBPm
--------------------------------------------------------------------------------------------------------------------------------

Non-current assets
Equity investments                                                                                        797      2
--------------------------------------------------------------------------------------------------------------------------------

On 17 November 2006, the Group acquired 696 million shares in ITV, representing 17.9% of the issued share capital of ITV, for a total consideration of GBP946 million including fees and taxes.



12. Deferred tax

Recognised deferred tax assets

                                                                                              Share-
                                              Fixed                                            based      Financial
                                              asset                      Short-term         payments    instruments
                                          temporary            Tax        temporary        temporary       temporary
                                        differences         losses      differences      differences     differences       Total
                                               GBPm           GBPm             GBPm             GBPm            GBPm         GBPm
--------------------------------------------------------------------------------------------------------------------------------

At 30 June 2006                                  26             33               8               11              22          100
(Charge) credit to income                      (32)           (18)               1               12               1         (36)
Credit (charge) to equity                         -              -               -                5            (12)          (7)
Business combinations                           (3)              -               -                -               -          (3)
At 30 June 2007                                 (9)             15               9               28              11           54
--------------------------------------------------------------------------------------------------------------------------------



13. Inventories


                                                                                                         2007     2006
                                                                                                         GBPm     GBPm
--------------------------------------------------------------------------------------------------------------------------------

Television programme rights                                                                               290     277
Set-top boxes and related equipment                                                                        84      41
Other inventories                                                                                          10       6
                                                                                                          384     324
--------------------------------------------------------------------------------------------------------------------------------


14. Trade and other receivables


                                                                                                         2007    2006
                                                                                                         GBPm    GBPm
--------------------------------------------------------------------------------------------------------------------------------

Net trade receivables                                                                                     204     207
Amounts receivable from joint ventures and associates                                                       8       7
Amounts receivable from other related parties                                                               1       1
Prepayments                                                                                               175     156
Accrued income                                                                                             91     107
Other                                                                                                      45      11
                                                                                                          524     489
--------------------------------------------------------------------------------------------------------------------------------

Included within prepayments is GBP27 million (2006: GBP73 million) which is due in more than one year.

15. Trade and other payables


                                                                                                         2007     2006
                                                                                                         GBPm     GBPm
--------------------------------------------------------------------------------------------------------------------------------

Trade payables                                                                                            380      352
Amounts owed to joint ventures and associates                                                               3        5
Amounts owed to other related parties                                                                      36       31
VAT                                                                                                        97      140
Accruals                                                                                                  468      428
Deferred income                                                                                           245      246
Other                                                                                                      66       45
                                                                                                        1,295    1,247
--------------------------------------------------------------------------------------------------------------------------------


16. Provisions


                                                                                     Provided           Utilised      At 30 June
                                                                  At 1 July   during the year             during            2007
                                                                       2006              GBPm           the year            GBPm
                                                                       GBPm                                 GBPm
--------------------------------------------------------------------------------------------------------------------------------

Current liabilities
Provision for termination benefits                                        -                 3                  -               3
Other provisions                                                          6                 1                (2)               5
                                                                          6                 4                (2)               8
--------------------------------------------------------------------------------------------------------------------------------

Non-current liabilities
Other provisions                                                         19                 2                (3)              18
--------------------------------------------------------------------------------------------------------------------------------


17. Borrowings and non-current other payables



                                                                                                        2007             2006
                                                                                                        GBPm             GBPm
--------------------------------------------------------------------------------------------------------------------------------

Current borrowings
Guaranteed Notes                                                                                            -             162
Loan Notes                                                                                                 16               -
Other current borrowings                                                                                    -               1
                                                                                                           16             163
--------------------------------------------------------------------------------------------------------------------------------

Non-current borrowings
Guaranteed Notes                                                                                        1,948           1,757
Other non-current borrowings                                                                                -               1
Obligations under finance leases                                                                           66              67
                                                                                                        2,014           1,825
--------------------------------------------------------------------------------------------------------------------------------

Non-current other payables
Accruals                                                                                                   10              15
Deferred income                                                                                            74              51
                                                                                                           84              66
--------------------------------------------------------------------------------------------------------------------------------


18. Share capital


                                                                                                        2007             2006
                                                                                                        GBPm             GBPm
--------------------------------------------------------------------------------------------------------------------------------
Authorised ordinary shares of 50p
3,000,000,000 (2006: 3,000,000,000)                                                                     1,500           1,500
--------------------------------------------------------------------------------------------------------------------------------

Allotted, called-up and fully paid
1,752,842,599 (2006: 1,791,077,599)                                                                       876             896
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                         2007            2006
                                                                                                    Number of       Number of
                                                                                              ordinary shares ordinary shares
--------------------------------------------------------------------------------------------------------------------------------

Allotted and fully paid during the year
Beginning of year                                                                              1,791,077,599     1,867,523,599
Shares repurchased and subsequently cancelled                                                   (38,235,000)      (76,446,000)
End of year                                                                                    1,752,842,599    1,791,077,599
--------------------------------------------------------------------------------------------------------------------------------





19. Reconciliation of shareholders' equity


                                                                               Available-                                    Total
                        Share            Share        ESOP       Hedging         for-sale        Other      Retained  shareholders'
                      capital          premium     reserve       reserve          reserve     reserves      earnings         equity
                         GBPm             GBPm        GBPm          GBPm             GBPm         GBPm          GBPm          GBPm
----------------------------------------------------------------------------------------------------------------------------------

At 30 June 2006           896            1,437        (25)          (52)                -           311      (2,446)            121

Purchase of own
equity shares for
cancellation              (20)               -           -             -                -            20         (214)         (214)
Recognition and
transfer of cash
flow hedges                  -               -           -            39                -             -             -            39
Tax on items
taken directly to
equity                       -               -           -          (12)                -             -             5           (7)
Revaluation of
available-for-sale
investments                  -               -           -             -            (151)             -             -         (151)
Share-based
payment                      -               -        (29)             -                -             -            22           (7)
Profit for the
year                         -               -           -             -                -             -           499           499
Dividends                    -               -           -             -                -             -         (233)          (233)

At 30 June 2007            876           1,437        (54)          (25)            (151)           331       (2,367)            47
--------------------------------------------------------------------------------------------------------------------------------






                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 27 July 2007                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary